ADITYA BIRLA GROUP

Ref: AM:PVK:1309:2007

Date: 23rd April, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2007 MAY -8 A 10:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:-	**Approval of Audited Financial Results of the Company for the Quarter/Year ended 31st March, 2007, as per Clause 41 of the Listing Agreement.**

This is to inform you that a Meeting of the Board of Directors of the Company will be held on Friday, the 4th May, 2007, for consideration of the Audited Accounts of the Company for the year ended 31st March, 2007.

Also, please note that since the Company is declaring its Audited Result, we will not publish the Unaudited Financial Result by 30th April, 2007, for the Fourth Quarter period from 1st January, 2007 to 31st March, 2007.

This is for your kind information and approval.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**

ANIL MALIK
General Manager &
Company Secretary

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

07023318

HINDALCO

ADITYA BIRLA GROUP

AM:SN:STOEX:2007 **APRIL20, 2007**

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Dear Sir,

Re: Compliance of Regulation 8(3) as on 31st March, 2007 of SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997

Please find enclosed herewith the statement showing the details as on 31st March, 2007 pursuant to Regulation 8(3) SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Thanking you.

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above.

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pbrl (05446) 252079 • Fax : (05446) 252107 / 427

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Company (Target / Reporting Company)	Hindalco Industries Limited (HIL) Century Bhavan, 3rd Floor, Dr. A.B. Road Worli, Mumbai - 400 030.
Date of Reporting	April 20, 2007
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) The Bombay Stock Exchange Limited (2) National Stock Exchange of India Ltd.

(i) Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)

Name of persons holding more than 15% shares or voting rights	Details of share holding / Voting rights (in Number and %) of persons mentioned at (i) as informed u/r 8(1) to target Company.													
SNo.	Names	As on 31st March, 2007		As on 31st March, 2006		Changes if any, between (A) and (B)		As on last date of Book Closure for dividend (20th March, 2007)		As on last date of Book Closure for dividend (28th July, 2006)		Changes if any, between (D) and (E)	
		[A]		[B]		[C]		[D]		[E]		[F]	
		Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%	Share/VR	%
						- N I L -							

ANNEXURE 'B'

(ii) Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).

Names of the Promoter(s) / person having control / persons acting in concert		Shareholding/Voting rights (in Number and %) of persons mentioned at (ii) as informed to target Company u/r 8(2)																	
SNo.	Names	As on 31st March, 2007			As on 31st March, 2006			Changes if any, between (A) and (B)			As on Record date for dividend (20th March, 2007)			As on Record date for dividend (28th July, 2006)			Changes if any, between (D) and (E)		
		[A]			[B]			[C]			[D]			[E]			[F]		
		Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR #	Partly paid Share/VR*	%	Fully paid Share/VR #	Partly paid Share/VR*	%
I	Shares held by Promoters of HIL																		
1	Turquoise Investments And Finance Pvt. Ltd P O Birlagram Nagda, M.P. - 456 331	63951970	18306758	7.01	63951970	18306758	6.95	0	0	0.00	63951970	18306758	7.01	63951970	18306758	7.10	0	0	0.00
2	Trapti Trading & Investments Pvt. Ltd P O Birlagram Nagda, M.P. - 456 331	56088430	16055757	6.15	56088430	16055757	6.10	0	0	0.00	56088430	16055757	6.15	56088430	16055757	6.22	0	0	0.00
3	Birla Group Holdings Pvt. Ltd 'Industry House', 1st Floor 159, Churchgate Reclamation Mumbai - 400 020	3663360	1048667	0.40	3663360	1048667	0.40	0	0	0.00	3663360	1048667	0.40	3663360	1048667	0.41	0	0	0.00
4	Umang Commercial Co. Ltd Room No 6 A, 34 A Metcalfe Street Kolkata - 700 013	14390530	4119403	1.58	14391940	4119403	1.56	-1410	0	0.00	14390530	4119403	1.58	14391940	4119403	1.60	-1410	0	0.00
5	Heritage Housing Finance Ltd Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	308330	88261	0.03	308330	88261	0.03	0	0	0.00	308330	88261	0.03	308330	88261	0.03	0	0	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR #	Partly paid Share/VR*	%	Fully paid Share/VR #	Partly paid Share/VR*	%
6	Mangalam Services Limited Room No. 5 A, 34 A Metcalfe Street Kolkata - 700 013	74330	21278	0.01	74330	21278	0.01	0	0	0.00	74330	21278	0.01	74330	21278	0.01	0	0	0.00
7	Gwalior Properties And Estates Pvt. Ltd P O Birlagram Nagda - 456 331	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
8	Seshasayee Properties Private Limited P O Birlagram Nagda - 456 331	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
9	TGS Investment & Trade Pvt. Ltd 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai - 400 021	86310	24706	0.01	86310	24706	0.01	0	0	0.00	86310	24706	0.01	86310	24706	0.01	0	0	0.00
10	IGH Holdings Private Limited "Industry House", 1st Floor 159, Churchgate Reclamation Mumbai - 400 020	945990	15694340	0.84	0	13502465	0.34	945990	2191875	0.20	945990	15694340	0.84	0	13502465	1.18	945990	2191875	1.02
11	Birla TMT Holdings Private Limited 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai - 400 021	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
12	Trustee Holding shares on behalf of Hindalco as per the Scheme of Amalgamation of Hindalco/IGCL/IGFL	16318130	0	1.58	16318130	0	1.68	0	0	0.00	16318130	0	1.58	16318130	0	1.41	0	0	0.00
13	Global Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point, Mumbai	3060	878	0.00	3060	878	0.00	0	0	0.00	3060	878	0.00	3060	878	0.00	0	0	0.00
B	**Shares held by Directors and their relatives of Hindalco Industries Limited**																		
1	Shri Kumar Mangalam Birla 16-A, Il Palazzo Little Gibbs Road Mumbai - 400 006	362400	103740	0.04	362400	103740	0.04	0	0	0.00	362400	103740	0.04	362400	103740	0.04	0	0	0.00
2	Smt Rajashree Birla 16-A, Il Palazzo Little Gibbs Road Mumbai - 400 006	241140	69030	0.03	241140	69030	0.03	0	0	0.00	241140	69030	0.03	241140	69030	0.03	0	0	0.00
3	Aditya Vikram Kumar Mangalam Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	269850	77247	0.03	269850	77247	0.03	0	0	0.00	269850	77247	0.03	269850	77247	0.03	0	0	0.00
4	Kumar Mangalam Birla Karta of AVKM Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	1660	475	0.00	1660	475	0.00	0	0	0.00	1660	475	0.00	1660	475	0.00	0	0	0.00
5	Smt. Neerja Birla 16-A, Il Palazzo Little Gibbs Road Mumbai-400 006	48000	13740	0.01	48000	13740	0.01	0	0	0.00	48000	13740	0.01	48000	13740	0.01	0	0	0.00
6	Master Aryaman Vikram Birla 16-A Il Palazzo Little Gibbs Road Mumbai 400 006	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
7	Ms. Ananyashree Birla 16-A Il Palazzo Little Gibbs Road Mumbai 400 006	15000	4295	0.00	15000	4295	0.00	0	0	0.00	15000	4295	0.00	15000	4295	0.00	0	0	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR #	Partly paid Share/VR*	%	Fully paid Share/VR #	Partly paid Share/VR*	%
8	Kum Advaitesha Birla 16-A IL Palazzo Little Gibbs Road Mumbai-400 006	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
9	Ms Vasavdatta Bajaj 16-A IL Palazzo Mumbai - 400 006	66020	18899	0.01	66020	18899	0.01	0	0	0.00	66020	18899	0.01	66020	18899	0.01	0	0	0.00
10	Shri B K. Birla 9/1, Dr R N Mukherjee Road, Calcutta - 700 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
11	Smt Sarla Devi Birla 9/1, Dr R N Mukherjee Road, Calcutta - 700 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
		1004070	287424	0.11															
			[A]			[B]			[C]			[D]			[E]			[F]	
		Share/VR		%#	Share/VR		%	Share/VR		%	Share/VR		%	Share/VR		%	Share/VR		%
III	**Shares held by Persons acting in Concert**																		
a	Companies																		
1	Grasim Industries Ltd Birla Gram, Nagda - 456 331 Madhya Pradesh	23034530	6334495	2.51	23034530	6334495	2.53	0	0	0.00	23034530	6334495	2.51	23034530	6334495	2.53	0	0	0.00
2	Aditya Birla Nuvo Ltd Junagadh-Veraval Road Veraval - 362 266 Gujarat	16316130	4079032	1.76	16316130	4079032	1.76	0	0	0.00	16316130	4079032	1.76	16316130	4079032	1.76	0	0	0.00
3	Pilani Investment & Industries Corporation Ltd 9/1, Dr R N Mukherjee Rd 8th Floor, Calcutta - 700 001	22690160	6495238	2.49	22690160	6495238	2.52	0	0	0.00	22690160	6495238	2.49	22690160	6495238	2.52	0	0	0.00
4	Kumar Trading Co Ltd 15, India Exchange Place Calcutta - 700 001	0	0	0.00	522890	149681	0.06	-522890	-149681	-0.06	0	0	0.00	522890	149681	0.06	-522890	-149681	-0.56
5	Vikram Holdings Pvt Ltd "Industry House", 159, Churchgate Reclamation Mumbai - 400 020	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
6	Essel Mining & Industries Limited "Industry House", 10, Camac Street Calcutta - 700 017	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
7	HGI Industries Limited "Industry House", 10, Camac Street Calcutta - 700 017	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
8	Vaibhav Holdings Pvt Ltd 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
9	Rararine Holdings Pvt Ltd 71A, Mittal Chambers 7th Floor, Nariman Point Mumbai	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
10	Birla Institute of Technology & Science P O Pilani, Dist - Jhunjhunu Rajasthan - 333 031	21583090	0	2.07	21583090	0	1.88	0	0	0.00	21583090	0	2.07	21583090	0	1.88	0	0	0.00
11	Mangalam Carbide Limited Post, Barbil Dist Keonjhar Orissa - 758 035	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
12	BGH Exim Limited 71A, Mittal Chambers 7th Floor, Nariman Point, Mumbai	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR #	Partly paid Share/VR*	%	Fully paid Share/VR #	Partly paid Share/VR*	%
13	Sun Gold Trading and Investments Ltd Birla Gram, Nagda - 456 331	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
14	Samruddhi Swastik Trading & Investments Limited Birla Gram, Nagda - 456 331	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
15	Ultra Tech Cement Limited Ahura Centre, 1st Floor, Mahakali Caves Road Andheri (E), Mumbai - 400 093	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
16	Birla Global Finance Company Ltd Appejay House, 2nd Floor Shahid Bhagat Singh Road, Fort, Mumbai	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
17	Birla Technologies Limited Adamas, A-65 MIDC, Andheri (East) Mumbai - 400 093	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
18	Laxminarayan Investment Ltd Indian Rayon Compound Veraval - 362 266 Gujarat	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
19	Manav Investment & Trading Company Ltd 9/1, R.N. Mukherjee Road Kolkata 700001	522890	149681	0.06	0	0	0.00	0	0	0.00	522890	149681	0.06	0	0	0.00	522890	149681	0.56
20	BGH Properties Private Limited 71 A, Mittal Chambers Nariman Point Mumbai 400 021	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
21	Applause Entertainment (P) Limited 702, Shalimar Morya Park Oshiwara Link Road Andheri (West) Mumbai 400 053	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
22	Applause Entertainment A P Private Limited E-4, 4th Floor, Millenium Square Nagarjuna Circle Punjagutta Hyderabad 500 082	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
23	Infocyber India Private Limited 71 A, Mittal Chambers Nariman Point Mumbai 400 021	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
24	Aditya Birla Health Services Limited Aditya Birla Centre, C Wing 1st Floor, S K Ahire Marg Mumbai 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
25	Birla Insurance Advisory Services Limited Appejay, 2nd Floor, Shahid Bhagat Singh Road Fort, Mumbai 400 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
26	Rohit Industrial Organics Private Limited Ahura Centre 2nd Floor, A Wing Mahakali Caves Road, Andheri East Mumbai 400 093	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
27	Udyog Services Limited Queens Mansion, Prescot Road Fort, Mumbai - 400 001	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
28	Kanstha Finance & Investment Private Limited Aditya Birla Centre S K Ahire Marg, Worli Mumbai 400 030	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
29	Aditya Birla Retail Limited Aditya Birla Centre S K Ahire Marg, Worli Mumbai	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00

* Note : As on 31/03/2007, the paid up capital consist of 927747970 shares of Re. 1/- Paid up, 230362053 shares of Re. 0.50 paid up and 1158978 shares of Re. 0.25 paid up.
The voting rights on partly paid up share is considered proportionately to paid up value. The total paid up capital of the Company as on 31/03/2007 is Rs.1043218741.

For HINDALCO INDUSTRIES LIMITED

HINDALCO INDUSTRIES LIMITED MUMBAI

ANIL MALIK
GENERAL MANAGER &
COMPANY SECRETARY

END